UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)1

TSAKOS ENERGY NAVIGATION LIMITED

(Name of Issuer)

Common Shares, par value $1.00 per share

(Title of Class of Securities)

G9108L108

(CUSIP Number)

George Saroglou

Tsakos Energy Navigation Limited

367 Syngrou Avenue 175 64

P. Faliro, Athens, Greece

011 30210 940 77102

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:

Stephen P. Farrell, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

(212) 309-6000

April 3, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 6 Pages)

CUSIP No. G9108L108	13D	Page 2 of 6 Pages

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) NIKOLAS P. TSAKOS EIN:

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization GREECE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 16,000 8. Shared Voting Power SEE ITEM 5 OF ATTACHED SCHEDULE 9. Sole Dispositive Power 16,000 10. Shared Dispositive Power SEE ITEM 5 OF ATTACHED SCHEDULE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person SEE ITEM 5 OF ATTACHED SCHEDULE

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒

13.	Percent of Class Represented by Amount in Row (11) SEE ITEM 5 OF ATTACHED SCHEDULE

14.	Type of Reporting Person IN

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the common shares, par value $1.00 per share (“Common Shares”), of Tsakos Energy Navigation Limited, an exempted company organized under the laws of Bermuda (the “Company”). The principal executive office of the Company is located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. This Amendment No. 1 amends the Schedule 13D initially filed by the Reporting Person (as defined below) on March 20, 2002 (the “March 2002 Report”). The March 2002 Report was submitted to the Securities and Exchange Commission (the “Commission”) in paper format. Accordingly, this Amendment No. 1, which is being submitted to the Commission via EDGAR, amends and restates the March 2002 Report in its entirety. Information given in response to each item below shall be deemed incorporated by reference in all other items below.

Item 2.	Identity and Background

(a)     This Amendment No. 1 is being filed by Nikolas P. Tsakos (“Nikolas Tsakos,” “Mr. Tsakos” or the “Reporting Person”), pursuant to Rule 13d-2 promulgated by the Commission.

(b)     The business address of Nikolas Tsakos is 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.

(c)     Nikolas Tsakos is an individual of Greek citizenship whose occupations include his positions as president, chief executive officer and director of the Company and as an officer and director of Tsakos Energy Management, which provides management services for the Company. Mr. Tsakos is otherwise involved in the management of other shipping companies.

(d)     During the last five years, Nikolas Tsakos has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, Nikolas Tsakos has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

(a)     On March 5, 2002, Nikolas Tsakos purchased in an open market purchase executed through the New York Stock Exchange 1,000 Common Shares for an aggregate price of $15,900 (the “March Purchase”). On April 3, 2003, Nikolas Tsakos acquired, for an aggregate price of $120,000, 12,000 Common Shares through the exercise of stock options granted to him by the Company in August 1998 (the “April Purchase”). Mr. Tsakos used personal funds for each of these purchases.

Item 4.	Purpose of Transaction

The Company granted Mr. Tsakos options to purchase 12,000 Common Shares of the Company, at an exercise price of $10.00 per share, on August 4, 1998. On July 17, 2001, the Company granted Mr. Tsakos options to purchase an additional 3,000 Common Shares of the Company at an exercise price of $12.00 per share. The options granted to Mr. Tsakos in July 2001 are fully vested. Nikolas Tsakos held and continues to hold the Common Shares subject to such stock options solely for investment purposes. The purpose of each of the March Purchase and the April Purchase was to increase Mr. Tsakos’ investment in the Company. Mr. Tsakos has no plans or proposals to implement or effect any plans or proposals with respect to any material change of the Company’s business or corporate structure or, generally, any other action referred to instructions (a) through (j) of Item 4 to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)     Nikolas Tsakos has sole voting and dispositive power with respect to the 13,000 Common Shares of the Company that he acquired through the March Purchase and the April Purchase. Upon exercise of the 3,000 options held by Mr. Tsakos, he will acquire sole voting and dispositive power with respect to the common shares of the Company underlying the options. Nikolas Tsakos may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, together with Kelley Enterprises, Inc. (“Kelley”), Marsland Holdings Limited (“Marsland”), Redmont Trading Corp. (“Redmont”), Sea Consolidation S.A. of Panama (“SCP”) and Panayotis Tsakos, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission that a group exists. Kelley, Marsland, Redmont and SCP beneficially and of record own 1,652,212, 1,024,234, 820,356 and 1,000,000 Common Shares, respectively. Together, the group would be deemed to beneficially own 4,512,802 Common Shares, or 26.12% of the outstanding Common Shares of the Company.

(b)     The response of Nikolas Tsakos to Items (7) through (11) of the portion of page 2 hereto which relates to Common Shares beneficially owned are incorporated herein by reference.

(c)     On March 5, 2002, Nikolas Tsakos purchased 1,000 Common Shares in open market purchases for an aggregate price of $15,900 in connection with the March Purchase. On April 3, 2003, Nikolas Tsakos exercised stock options owned by him to acquire 12,000 Common Shares of the Company, at a price of $10 per share, in connection with the April Purchase.

(d)     No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Nikolas Tsakos.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Nikolas Tsakos is an officer, director and the sole shareholder of Tsakos Energy Management, which performs various management services for the Company pursuant to a contractual arrangement. Tsakos Energy Management subcontracts technical management services to Tsakos Shipping and Trading. All of this is described in a Registration Statement on Form F-1, filed by the Company with the Commission (Registration No. 333-82326).

Item 7.	Materials to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2003

By:	/S/ NIKOLAS P. TSAKOS
Name: Nikolas P. Tsakos